Cadre Resources Ltd

82-2911

99 SUPPL

05009829

Notice to Reader

The accompanying un-audited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for interim financial statement reviews.

June 28, 2005

"R. Page Chilcott"
President

dlw 7/19

CADRE RESOURCES LTD.

BALANCE SHEETS

April 30, 2005 and October 31, 2004
(Expressed in U.S. dollars)
Unaudited

	April 30	October 31
ASSETS		
Current		
Cash	$ 16,872	$ 13,036
Receivables	2,719	4,747
	19,590	17,783
Deferred Share Issue Costs	1,333	1,333
Mineral Concessions - Caroni (Note 8)	67,473	-
Capital assets	6,943	7,713
	$ 95,339	$ 26,829
LIABILITIES		
Current		
Accounts payable	$ 456,189	$ 456,474
SHAREHOLDERS' DEFICIENCY		
Capital stock (Note 3)	5,467,331	5,338,210
Capital subscriptions (Note 3)	100,000	100,000
Cumulative translation adjustment	(70,376)	(80,331)
Deficit	(5,857,806)	(5,787,524)
	(360,850)	(429,645)
	$ 95,339	$ 26,829

Nature and continuance of operations (Note 1)
Subsequent event (Note 9)

On behalf of the Board:

"R. Page Chilcott" Director "Stanley L. Sandner" Director

The accompanying notes are an integral part of these financial statements

CADRE RESOURCES LTD.

STATEMENTS OF LOSS AND DEFICIT

For The Six Months Ended April 30, 2005 and 2004

(Expressed in U.S. dollars)

Unaudited

Three Months Ended 2005	Three Months Ended 2004		Six Months Ended 2005	Six Months Ended 2004
		Expenses		
$ 9,579	$ -	Accounting and audit	9,579	$ 5,650
310	409	Bank charges and interest	479	589
-	6,496	Consulting fees	0	13,596
385	-	Depreciation	770	-
-	(10,310)	Foreign exchange	-	(11,201)
5,731	6,791	Legal fees	6,098	9,106
19,530	32,160	Management fees	39,339	58,065
799	2,823	Office and printing	1,349	5,559
7,009	10,037	Shareholder costs and listing fees	8,762	11,805
123	1,082	Telephone	481	2,068
376	14,368	Travel and promotion	740	24,970
2,587	1,000	Sundry	2,686	1,634
46,428	64,856	Loss before undernoted items	70,282	121,841
-		Write down shareholder loans	-	-
46,428	64,856	Net loss	70,282	121,841
5,811,378	5,664,227	Deficit, beginning of period	5,787,524	5,607,242
$ 5,857,806	$ 5,729,083	Deficit, end of period	$ 5,857,806	$ 5,729,083
$ (0.003)	$ (0.007)	Loss per share	$ (0.005)	$ (0.011)

See accompanying notes to financial statements

CADRE RESOURCES LTD.
STATEMENTS OF CASH FLOWS
For The Six Months Ended April 30, 2005 and 2004
(Expressed in U.S. dollars)
Unaudited

Three Months Ended 2005	Three Months Ended 2004		Six Months Ended 2005	Six Months Ended 2004
		NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:		
		OPERATING		
$ (46,428)	$ (64,856)	Net loss for the period	$ (70,282)	$(121,841)
		Items not affecting cash:		
385	-	Depreciation	770	-
(46,043)	(64,856)		(69,512)	(121,841)
(17,505)	(286,243)	Changes in non-cash operating working capital items	1,744	(294,040)
(63,548)	(351,099)		(67,768)	(415,881)
		INVESTING		
(35,742)	-	Mineral concession expenditures	(67,473)	-
-	(8,950)	Fixed assets	-	(8,950)
(35,742)	(8,950)		(67,473)	(8,950)
		FINANCING		
(50,000)	(105,000)	Share subscriptions	-	-
12,547	-	Cumulative translation adjustment	9,955	-
129,121	456,637	Share capital issued	129,121	456,637
91,669	351,637		139,077	456,637
(7,621)	(8,412)	Net cash flow	3,836	31,806
24,493	41,538	Cash, beginning of period	13,036	1,320
$ 16,872	$ 33,126	**Cash, end of period**	$ 16,872	$ 33,126

The accompanying notes are an integral part of these financial statements

(Expressed in U.S. dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on March 1, 1988 under the laws of the Province of British Columbia and was continued under the Canada Business Corporations Act on June 19, 1995. The Company's principal business activity is the acquisition and exploration of resource properties and is considered to be in the exploration stage.

On March 12, 2002, the Company was designated inactive by the TSX Venture Exchange ("TSX-V") and was transferred to the NEX Board on August 18, 2003. The Company is subject to restrictions on share issuances and certain types of payments as set out in NEX policies.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support from its creditors, complete public equity financings or generate profitable operations in the future.

	April 30, 2005	October 31, 2004
Working capital (deficiency)	$ (436,599)	$ (438,691)
Deficit	(5,857,806)	(5,787,524)

2. SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements should be read in conjunction with the most recent annual audited financial statements. The significant policies and methods of computation follow that of the most recent annual consolidated financial statements. The disclosures provided in the notes below are incremental to those included in the annual consolidated financial statements

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon the exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. This calculation proved to be anti-dilutive.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

Share issue costs

Costs directly identifiable with the raising of capital will be charged against the related capital stock. Costs related to shares not yet issued are recorded as deferred share issue costs. These costs will be deferred until the issuance of the shares to which the costs relate, at which time the costs will be charged against the related capital stock or charged to operations if the shares are not issued.

Foreign currency translation

The Company prepares its reports using the United States dollar. The Company determined its functional currency is the Canadian dollar and, accordingly, changed from the temporal method to the current rate method pursuant to EIC 130 of the CICA (Note 3). Using the current rate method, all assets and liabilities denominated in foreign currencies are translated into United States dollar equivalents at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in foreign currencies are translated at the exchange rate in effect at the time of the transaction. Gains and losses arising on translation are included as a separate component of shareholders' deficiency.

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is recorded on a declining balance basis at the following annual rates:

Office equipment	30%
Furniture	20%

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between

(Expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock-based compensation

Effective November 1, 2002, the Company adopted the fair value-based method and therefore all awards to employees and non-employees will be recorded at fair value on the date of grant. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common shares, without par value		
Issued		
Balance, October 31, 2004	14,526,746	$ 5,338,210
Private placements		
Finder's fee		
Exercise of options	70,000	11,393
Exercise of warrants	761,242	117,728
Debt Settlement		
Share issue costs		
Balance, April 30, 2005	15,357,988	$ 5,467,331

The Company has a Stock Option Plan (the "Plan") whereby it is authorized to grant options to directors, officers, employees and consultants to a maximum of 2,080,000 common shares. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

(Expressed in U.S. dollars)

4. CAPITAL STOCK (cont'd…)

Stock options and warrants

As at April 30, 2005, the following stock options and warrants were outstanding:

	Number of Shares	Exercise Price	Expiry Date
Options	223,334	0.20	February 2, 2006
	111,000	0.15	May 25, 2006
	1,065,666	0.33	March 9, 2010
Warrants	600,000	US$ 0.10	July 14, 2005

Stock option transactions are summarized as follows:

	Number of Options		Weighted Average Exercise Price
Outstanding, October 31, 2004	404,334	CDN$	0.1[illegible]
Granted	1,065,666	CDN$	0.3[illegible]
Exercised	(70,000)	CDN$	0.20
Expired/cancelled	-		-
Outstanding, April 30, 2005	1,400,000	CDN$	0.2

5. RELATED PARTY TRANSACTIONS

Included in accounts payable as at April 30, 2005 is $346,463 (2004 - $239,403) due to a director and companies controlled by directors and an officer of the Company.

During the Six months ended January 31, 2005, the Company paid or accrued management and consulting fees of $66,339 (2004 58,065) to companies controlled by directors and an officer of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

6. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

7. SEGMENTED INFORMATION

The Company currently operates in Canada in one reportable operating segment, being the acquisition and exploration of resource properties.

8. MINERAL CONCESSIONS - CARONI

The Company placed a proposal before Venezuelan authorities applying for exclusive rights to evaluate the removal, processing and marketing of existing sediments from several areas of interest over up to 70 Km. of the lower Caroni River from Guri Dam to Puerto Ordaz. The Company sought the right to conduct a bankable feasibility study to extend, confirm and refine pre-feasibility work done to date.

In May 2005, INEA, the national institute responsible for water quality maintenance and coordination of aquatic activities, accepted the proposal and granted the Company the go-ahead permit to proceed with Phase One of the feasibility study.

9. SUBSEQUENT EVENTS

Subsequent to April 30, 2005, the Company issued 600,000 shares for proceeds of $60,000 on exercise of stock warrants.

The Company received $108,000 as subscriptions for capital stock pursuant to a private placement.

The Company is commencing work on Phase One of the feasibility study consisting of sub-bottom profiling and GPS mapping.

CADRE RESOURCES LTD.

(An exploration stage company)

MANAGEMENT DISCUSSION AND ANALYSIS
(Form 51-102F1)

Second Quarter Report ended April 30, 2005

Date: June 28, 2005

General:

The following Management Discussion and Analysis of Cadre Resources Ltd. ("Cadre" or the "Company") was prepared June 28, 2005 and reviews the business of the Company and should be read in conjunction with the Company's financial statements and notes to those statements for the six month period ended April 30, 2005. Those financial statements and notes have been prepared in accordance with Canadian generally accepted accounting principles. Unless otherwise indicated, the financial statements and the following discussion are based on United States dollars.

All statements contained herein, other than that of historical fact, including without limitation, statements regarding potential mineralization, reserves and sampling results, sub-bottom profiling, future plans and objectives are "forward-looking statements" and involve various risks and uncertainties.

Such forward-looking statements include, but are not limited to, those with respect to timing and estimated production, costs of production, reserve determination, metallurgical recoveries, technologies and economic projections. These statements involve unknown risk uncertainties and other factors which may cause the actual results, performance and achievements to be materially different from projected results, performance or achievements expressed or implied by such forward-looking statements. Such risk factors include, among others, risks related to joint venture operations, actual results of exploration and development, foreign exchange risks related to international operations, operating or reclamation activities, fluctuations in future commodity and material prices, commodity and materials marketing, conclusions of economic evaluations and performance, changes in parameters as plans continue to be refined and typical risks borne by the mining sector. Although the Company has attempted to identify and evaluate important factors that could cause results to differ from those anticipated, estimated or intended, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. In summary, readers should not place undue reliance on such forward-looking statements. The Company is not obligated to update or revise these forward-looking statements to reflect new events or circumstances.

The Company's public filings are available on the SEDAR website, www.sedar.com.

Description of Business:

The Company was incorporated on March 1, 1988 under the laws of the Province of British Columbia and was continued under the Canada Business Corporations Act on June 19, 1995.

On March 12, 2002, the Company was designated inactive by the TSX Venture Exchange ("TSX-V") and was transferred to the NEX Board on August 18, 2003. The Company is subject to restrictions on share issuances and certain types of payments as set out in NEX policies.

Cadre is a junior exploration company engaged in the business of acquiring, exploring and developing alluvial permits on the lower Caroni River, Bolivar State, Venezuela with a focus on the removal of large volumes of high quality granite/quartz based ASTM Spec sand and gravel aggregates. The Company expects to develop such deposits independently, or through joint ventures, as appropriate. Such deposits are to be developed using two or three modern state-of-the-art dredges equipped with near zero turbidity, high technology, environmentally friendly material removal systems. These dredges are to be connected via slurry pipelines to two land-based processing plants recovering +95% of the value-added material such as gold, diamonds, titanium and heavy mineral sands while reclaiming any residual mercury found within the sediments. A conveyor system will transport the aggregate material from processing plant stockpiles to ship loading facility for domestic and international marketing.

The Company earlier filed a written proposal before various Venezuelan regulatory authorities applying for exclusive rights to evaluate the economical removal, processing and marketing of existing sediments from several unexploited and partially exploited areas of interest along up to 70 kilometers of the lower Caroni River from Guri Dam to Puerto Ordaz That Proposal specifically requested the right to conduct a bankable Feasibility Study within the Macagua Reservoir (approximately 24 Km X 4 Km) and Caruachi Reservoir (approximately 10 Km X 20 Km) areas in order to confirm and refine pre-feasibility work done to date. In May 2005, INEA, the national institute responsible for water quality maintenance and coordination of aquatic activities, accepted that proposal and granted the Company the go-ahead permit to proceed with Phase One of the feasibility study.

Highlights of the pre-feasibility work indicate the project is ecologically sustainable utilizing gravity and water only (no chemicals) using off-the-shelf, proven, clean, modular equipment to produce at a ramped up production rate of 10 million tons per year, a rate expected to be achieved within 12 to 15 months of a decision to proceed. The Feasibility Study will require sub-bottom profiling, bulk sampling and testing, concurrent with an environmental evaluation, cost/revenue analysis and marketing study.

Following receipt of INEA acceptance of the proposal, and subsequent financing, the Company commenced Phase One of the Feasibility Study, sub-bpottom profiling and cubication, in order to confirm known aggregate deposits and refine expert opinions and projections and to corroborate and update earlier work. Completion of Phase One and interpretation is expected to take 3- 4 weeks followed by bulk sampling and test processing of those deposits. Completion of the Feasibility Study is expected to take up to 270 days subject to arrangement of financing of various stages. Subject to favorable environmental and economic results of that Study, the Company expects to seek production financing, or a joint venture partner.

Authorities have described the proposed project as a 'Project of National Interest' and 'precedent setting'. Such statements may explain why acceptance of the proposal has taken a protracted period of time from the date of application.

Related Party Transactions:

The Board of Directors has engaged directors and officers to provide administrative office, field office, secretarial, financial, exploration and public relations on behalf of the Company, pursuant to renewable contracts for services. The value of such services is determined by negotiations between the related parties and the Board based on a review of amounts charged by third parties for similar services. Payment in respect of these services is not in excess of market value. The Company was charged US$66,339 for the six months ended April 30, 2005.

Liquidity and Capital Resources:

Due to the nature of the mining industry, the acquisition, exploration and development of natural resource properties require significant expenditures and time prior to commencement of production. To date, the Company has financed its activities through the sale of equity securities. The Company expects to use similar financing techniques in the future with the possible addition of joint venture arrangements. However, there can be no assurance the Company will be successful with such financings or partnerships.

As the Company has no source of revenue, it will have to rely upon the sale of securities, including private placements, exercise of warrants and exercise of options to provide funding for exploration and development of its mineral interests and administrative expenses.

Operating Results

	April 30	
	Current Year	Prior Year
Cash & Cash Eqivalents	16,872	33,126
Working Capital	(436,599)	(399,823)

	Current Year		Prior Year	
	Second Quarter	Year to Date	Second Quarter	Year to Date
Cash Flows	(7,621)	3,836	(8,412)	31,806
Admministrative Expenses	46,428	70,282	64,856	121,841

Administration costs have declined primarily due to allocation of expenses to Mineral Concessions

Financing Activities

Share subscriptions	-	-	-	-
Cumulative translation adjustment	12,547	9,955	-	-
Share capital issued	129,121	129,121	456,637	456,637

Summary Of Quarterly Results

	April 30 2005	January 31 2005	October 31 2004	July 31 2004
Revenue		Nil	Nil	Nil
Expenses	$46,428	$ 23,854	$ 38,033	$46,448
Net Income (Loss)	$46,428	$ 23,854	$ 38,033	$46,448
Basic and Diluted Income (Loss) per Share	$ 0.003	$ 0.002	$ 0.003	$ 0.004

	April 30 2004	January 31 2004	October 31 2003	July 31 2003
Revenue	Nil	Nil	Nil	Nil
Expenses	$75,166	$ 57,876	$ 35,364	$53,134
Net Income (Loss)	$75,166	$ 56,985	$ 35,364	$53,134
Basic and Diluted Income (Loss) per Share	$ 0.007	$ 0.005	$ 0.004	$ 0.006

Outstanding Share Data:

As at April 30, 2005 there were 15,357,988 shares outstanding.

As at April 30, 2005, the following stock options and warrants were outstanding:

	Number of Shares	Exercise Price	Expiry Date
Options	223,334	0.20	February 2, 2006
	111,000	0.15	May 25, 2006
	1,065666	0.33	March 9, 2010
Warrants	600,000	US$ 0.10	July 14, 2005

Outlook:

The market conditions for resource exploration companies and the value of the Company's resources are cyclical. The ability to go forward with a development plan is dependent on commodity price cycles. It can

be difficult for companies to raise necessary capital to cover exploration and administrative costs. Similarly, these cycles can make it difficult to enlist joint venture partners. Prices for the commodities contained in the Company's mineral resources, with the periodic exception of gold, have been historically stable with moderate steady increases and may continue to do so. Fortunately, the markets and prices of gold, diamonds, titanium and sand and gravel aggregate are independent of one another, such that prices and demand will not all necessarily fluctuate within the same cycles. Economic conditions for the natural resource industry and junior mining companies have improved in the last year, and there is renewed optimism for the industry although, there is no certainty that these conditions will continue into the future.

The forward progress of the Caroni Project is dependent on regulatory acceptance of the Company's application for title tenure and the exclusive right to exploit and develop.
There is no assurance the application will be granted.

Risk Factors and Uncertanties:

The Company is subject to the usual risks associated with junior exploration mining companies hoping to locate economic mineral deposits. As an exploration stage company, there is little chance the Company will realize any operating profits in the short to medium terms. The Company has no history of profitability. The Company is competing for funding and joint venture partners with other exploration companies, many of whom are better capitalized. The Company does not currently have mineral reserves considered to be economic. There is no assurance that the expenditure of additional funds on the project will result in economically recoverable mineral reserves. It may not be possible for the Company to raise additional funds to complete development and achieve profitable production. While the Company has used its best efforts to ensure title and surface rights to areas on the lower Caroni River, those rights and titles may be disputed, if granted.

An investment in the Company's securities is speculative and involves numerous and significant risks and should be undertaken only by a purchaser whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment.

The Company is an exploration stage company and while the establishment of economic deposits may result in substantial rewards, it is impossible to state that the current program will result in profitable mining operations.

Government Regulations

The Company's exploration rights are subject to government legislation, policies and controls related to exploration and development, environmental protections, taxes and labor standards. There is no guarantee these licenses will be granted or that any renewal of those licenses will be approved. The Company may be required to contribute to the required infrastructure to facilitate the development of these rights. The granting of production permits may require that the Company comply with specific conditions regarding operating procedure, water usage, waste disposal, environmental studies, restoration plans and financial assurances. There are no assurances the Company can comply with any such conditions.

Market Fluctuation

Markets and prices for minerals and commodities are influenced by factors outside the control of the Company including changing production costs, demand for product, inflation rates, commodity inventories,

hedging, global politics and economics, consumption rates, availability of substitutes, currency rates, interest rates, speculative activities, and changes in production rates and methods. It is impossible to determine the impact of those factors which may affect commercial viability and return on investment.

Mining Risk

The Company is subject to normal risk encountered in the mining industry and may become subject to liability. Those factors include geological uncertainties, pollution, environmental damage, property damage and other hazards which cannot be insured against or the Company elects not to insure. Payment of such liabilities could have a material adverse affect on the financial well-being of the Company.

Environmental Risk

The mineral industry is subject to extensive government regulation for protection of the environment, including regulations related to air and water quality, reclamation, hazardous waste handling and disposal, plus promotion of occupational health and welfare, which may affect the Company or require the expenditure of significant funds.

Capital Risk

The ability of the Company to proceed with exploration and development is dependent on its ability to secure additional financing or attract joint venture partners. There is no guarantee that the terms of such financing or partnership will be favorable, or available.

Conflict of Interest

Certain of the directors of the Company may from time to time; serve as directors of other companies associated with the natural resource industry and consequently the possibility of conflict exists. Any decisions made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and their companies. Such directors will declare and refrain from voting on any matters in which such directors may have a conflict of interest.

Key Personnel

The success of the Company is heavily dependent on its key personnel and its ability to retain and attract skilled persons. The Company considers all its personnel to be key personnel but has not entered into employment contracts with all those persons or maintained key-man life insurance on such persons.

Share Liquidity

There can be no assurance an active market for the Common Shares of the Company will continue and any increased demand to buy or sell Common Shares can create volatility in price and volume.

Competition

The global mining industry is subject to government controls and regulations which may vary from time to time and, from place to place. The industry is highly competitive in all phases. The Company competes with numerous other companies in the search for and development, of mineral properties. The ability of the Company to acquire additional properties in the future will depend on its ability to develop present properties and on its ability to select and acquire suitable prospects for exploration. The Company will also be competing with other companies that may have greater resources.

Off-Balance Sheet Arrangements:

The Company has no material off-balance sheet arrangements, no material capital lease arrangements and no long-term debt obligations.

Related Party Transactions:

The Company expensed US$ 66,339 to related party consultants of the Company during the period compared to US$ 58,065 in the corresponding period 2004. In the period, there were no stock options granted to related parties.

Critical Accounting Estimates:

There have been no changes in accounting policies in the six months ended April 30, 2005.

Financial Instruments and Other instruments:

It is management's opinion that the Company is not exposed to significant interest rate, currency or credit risks other than those associated with exchange rate fluctuations between that of the US dollar and the Venezuelan Bolivar. Canadian dollar exchange rate fluctuations are immaterial, as expected revenue and expenses are mainly that of US dollars and/or Venezuelan Bolivars. Virtually all the Company's cash is held at one financial institution.

Additional Disclosure for Venture Issuers without Significant Revenue

See unaudited interim financial statements for the six months ended April 30, 2005.